Exhibit 1

ASX Release 10 February 2025 Appointment of Non-executive Directors to the Westpac Board Westpac Banking Corporation (Westpac) has today announced the appointment of Debra Hazelton and David Cohen as independent Non-executive Directors, subject to regulatory approval. Debra’s appointment is expected to be effective on or around 3 March 2025 and David’s appointment is expected to be effective on or around 1 April 2025. Westpac Chairman, Steven Gregg, said “We are pleased to welcome Debra and David to the Board. Their extensive experience across banking and financial services complements the skills of existing Directors and will be invaluable as Westpac executes its strategy. Debra brings a wealth of experience in transformation, capital markets and people and culture from her senior executive and Director roles in Australia and Japan and will join our Board Remuneration Committee. David’s breadth of large-scale executive leadership roles and experience in banking transformation, risk and regulation and governance will also be highly valued and he will join our Board Risk Committee.” About Debra Hazelton Debra has over 30 years’ experience in global financial services, with a particular focus on Australia and Japan. Her executive experience includes national CEO roles in Japan and Australia as well as roles in treasury, corporate/project finance and human resources/organisational culture. Debra is an experienced Chair and Non-executive Director currently serving as Chair of Export Finance Australia, Vice President of the Australia-Japan Business Co-operation Committee and Non-executive Director of the boards of Persol Holdings Co. Ltd (listed on the Tokyo Stock Exchange) and Australia Post. Debra was previously the Chair of AMP Ltd and AMP Bank. About David Cohen David has over 20 years’ experience in financial services and was Deputy Chief Executive Officer of Commonwealth Bank of Australia (CBA) from November 2018 to December 2023. As Deputy CEO, David oversaw business divestments, supervised mergers and acquisitions, and progressed customer complaint resolution and remediation. Prior to this role, David was Group General Counsel, Group Executive Human Resources, Group Executive Corporate Affairs and Chief Risk Officer at CBA. David’s roles prior to joining CBA include General Counsel at AMP and a Partner at Allens Arthur Robinson. Level 18, 275 Kent Street Sydney, NSW, 2000

For further information: Hayden Cooper Justin McCarthy Group Head of Media Relations General Manager, Investor Relations 0402 393 619 0422 800 321 This document has been authorised for release by Tim Hartin, Company Secretary.